ARCHER
ATTORNEYS AT LAW

Allen C. Tucci

atucci@archerlaw.com
215-246-3192 (Ext. 5192) Direct
215-963-9999 Direct Fax

Archer & Greiner, P.C.
Three Logan Square
1717 Arch Street, Suite 3500
Philadelphia, PA 19103
(215) 963-3300 Main
(215) 963-9999 Fax
www.archerlaw.com

May 4, 2022

Reynaldos Mexican Food Company, Inc.
c/o Small Cap Compliance
7339 E. Williams Dr.
Scottsdale, AZ 85255

Re: Cancellation of Indebtedness Due to Statute of Limitations

To Whom It May Concern:

We are furnishing you this opinion at the request of Reynaldos Mexican Food Company, Inc. (the "Issuer" or, the "Company") in connection with the fair presentation of the financial condition of the Issuer: specifically, whether certain indebtedness (the "Debt") should continue to be reflected as due and payable by the Issuer.

We have assumed and relied upon the following additional information in rendering our opinion:

1. All securities filings made by the Issuer and filed with Securities and Exchange Commission ("SEC") and OTCMarkets were true and correct, as of the date of filing.

2. Since the date of the last SEC filing, a Regulation D disclosure, prepared in accordance with Rule 15C2-11 and supplemental disclosure filed with OTCMarkets.com, on March 7, 2005 (https://www.otcmarkets.com/otcapi/company/financial-report/1933/content) (the "Most Recent Filing"), there has been no payment made on any of the Debt, and no agreements with any of the holders of the Debt.

3. The Debt is comprised of a demand note payable in the aggregate principal amount, as of December 31 2004, of $50,946 and that the amount of $1,274, identified as "accrued expenses", either derives from accrued interest on the installment note, or from trade accounts payable.

4. The promissory notes and laws governing the liabilities are governed, exclusively, by the laws of the State of Nevada.

In connection with this opinion, we have reviewed applicable federal and state laws, rules and regulations and have made such investigations and examined such documents and material related to the Company as I have deemed necessary and appropriate under the circumstances. Our review has been limited to reports filed with the SEC in compliance with the Securities Exchange Act of 1934, as amended, and with the SEC, without having independently verified such factual matters.

The documents that we have reviewed, included, but are not limited to, the Most Recent Filing and all other documents and disclosures posted on OTCmarkets.com, as of the date of this letter.

In my examination, I have assumed and have not verified, (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to me as originals, if any (iii) the conformity with the originals of all documents supplied to me as copies, and (iv) the accuracy and completeness of all corporate records and documents and of all certificates and statements of fact given or made available to me by the Company.

State of the Law

The statute of limitations for the collection of promissory notes in Nevada is found in Section 104.3118 of the Nevada Revised Statutes. This Section provides that a debt payable at a specific time, must be commenced within six years after the due date. An action to collect a note payable on demand must be commenced within six years after the demand, or when there have been no payments of principal or interest for a continuous period of ten years. With the limited exception noted below for demand notes, there is a 6-year statute of limitations for the collection of a corporate debt issued in the State of Nevada. As explained below, the determination of when the limitations period begins depends on whether the debt is evidenced by a promissory note or by another written contract. The debts reflected in the Most Recent Filing do not indicate the terms of the loan. Even if it is assumed that the loan constituted demand obligations, the demand obligation was entered into more than ten years prior to the date of this letter.

Additionally, there is a 6-year statute of limitations in Nevada for an action based upon a contract, obligation or liability founded upon an instrument of writing (N.R.S. 11.190(b)), which would include accounts payable. The limitations period begins on the date of the last transaction, last item charged or last credit given; provided, however, whenever any principal or interest payment has been made after the due date, then the limitations period begins from the date the last payment was made (N.R.S. 11.200).

Facts and Legal Opinion

(1) The Company has stated that debt identified on the balance sheet that constitutes the loan was entered into in excess of ten years ago. Since that time there have been no collection efforts by the holders of the notes, or any party.

Under Section 104.3118 of the Nevada Revised Statutes, the statute of limitations for collection of these debts against the Company is 10 years after the date of the instrument. The above-listed obligation was entered into more than 10 years prior to the date of this letter. As a result of this fact, and the assumptions made in this letter, we are of the opinion that the holder of the above-referenced notes may not legally bring and action for collection of the instruments against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with the loan.

(2) The Company has stated that certain debts on the balance sheet may arise from contract and constitute "accounts payable". Specifically, the Issuer's balance sheet in the Most Recent Filing identifies "accrued expenses" of $1,274, which is either accrued interest under the loan, in which case it would be subject to the statute of limitations identified, above, or constitutes liabilities from contract.

Under Section 11.190 of the Nevada Revised Statutes, the statute of limitations for collection of these debts against the Company ends 6 years after the date of the last transaction, last item charged or last credit given. We have been informed by the Company that no payments or further credit transactions with the parties have occurred since the date of the Most Recent Filing. As a result of these facts, and the assumptions made in this letter, we are of the opinion that the ability of the parties holding the above-referenced debts to legally bring and action for collection of these debts against the Company has expired. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these contractual obligations.

As to matters of fact, I have relied upon information obtained from public officials, officers of the Company, and/or other sources, and I represent that all such sources were believed to be reliable. I have relied upon the Company's assurances concerning the lack of payment, settlement discussions or collection activities on the Debt since the date of the Most Recent Filing.

I have made no independent attempt to verify facts as provided to me and set forth herein and this opinion is limited to and conditioned upon, the facts as stated herein.

I am qualified to practice law in the States of Delaware, Pennsylvania and New York and I express no opinion as to the laws of any jurisdictions except for those of the State of Nevada and the United States of America referred to herein.

This opinion letter and the opinions it contains shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Business Law Section as published in 53 Business Lawyer 831 (May 1998).

Our opinions set forth in this letter are based upon the facts in existence and laws in effect on the date hereof and we expressly disclaim any obligation to update our opinions herein, regardless of whether changes in such facts or laws come to our attention after the delivery hereof.

This opinion is limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly contained herein. This opinion is rendered solely for your benefit and no other person or entity, other than your successors and assignees, shall be entitled to rely on any matter set forth herein without the express written consent of the undersigned.

Very truly yours,

ALLEN C. TUCCI
ARCHER & GREINER, P.C.

ACT/md

224299578v1